UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Mecox Lane Limited

(Name of Issuer)

Ordinary shares, par value $0.0001 per share (the “Ordinary Shares”)

(Title of Class of Securities)

58403M102

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 58403M102

1	Names of Reporting Persons I.R.S Identification Nos. of above persons (entities only) China Dongxiang (Group) Co. Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person (See Instructions) CO

CUSIP No.: 58403M102

1	Names of Reporting Persons I.R.S Identification Nos. of above persons (entities only) Brilliant King Group Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,380,806 Ordinary Shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person (See Instructions) CO

Item 1
	(a)	Name of Issuer: Mecox Lane Limited

	(b)	Address of Issuer’s Principal Executive Offices: 22nd Floor, Gems Tower, Building 20 No. 487, Tianlin Road Shanghai 200233 People’s Republic of China

Item 2
(a)

Name of Person Filing:
This Schedule 13G is being filed on behalf of the following persons (each as a “Reporting Person” and collectively as the “Reporting Persons”):

(i) China Dongxiang (Group) Co. Ltd

(ii) Brilliant King Group Ltd

(b)

Address or Principal Business Office or, if none, Residence:
China Dongxiang (Group) Co. Ltd

Building 21, No.2 Jingyuanbei Street,

Beijing Economic-Technological Development Area,

Beijing 100176

People’s Republic of China

Brilliant King Group Ltd

Building 21, No.2 Jingyuanbei Street,

Beijing Economic-Technological Development Area,

Beijing 100176

People’s Republic of China

	(c)	Citizenship: See Item 4 of the attached cover pages.

	(d)	Title of Class of Securities: Ordinary Shares.

	(e)	CUSIP No.: 58403M102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
The following information with respect to the ownership of the Ordinary Shares of the Issuer by the Reporting Persons is provided as of December 31, 2014:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Brilliant King Group Ltd.	0	0.0%	0	0	0	0
China Dongxiang (Group) Co. Ltd.	0	0.0%	0	0	0	0

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See Exhibit A.

Item 8.	Identification and Classification of Members of the Group
See Exhibit A.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

CHINA DONGXIANG (GROUP) CO. LTD
	By:	/s/ Chen Yihong
	Name:	CHEN Yihong
	Title:	Director

BRILLIANT KING GROUP LTD
	By:	/s/ Chen Yihong
	Name:	CHEN Yihong
	Title:	Director

Exhibit A

The Reporting Persons may be deemed to be members of a group with respect to the Ordinary Shares owned by Brilliant King Group Ltd..

Brilliant King Group Ltd, a limited liability company incorporated in the British Virgin Islands.

Brilliant King Group Ltd is wholly owned by China Dongxiang (Group) Co. Ltd, a limited liability company incorporated in the Cayman Islands.

Exhibit B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value US$0.0001 per share, of Mecox Lane Limited, a Cayman Islands exempted company, and that this Agreement may be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Signature page to follow]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 17, 2015.

CHINA DONGXIANG (GROUP) CO. LTD
By:	/s/ Chen Yihong
Name:	CHEN Yihong
Title:	Director

BRILLIANT KING GROUP LTD
By:	/s/ Chen Yihong
Name:	CHEN Yihong
Title:	Director